Columbia ETF Trust I

225 Franklin Street

Boston, MA 02110

May 15, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust I (the Registrant)

Columbia Research Enhanced Core ETF

Columbia Research Enhanced Value ETF

Post-Effective Amendment No. 14

File No. 333-209996/811-22736

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 14 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485 (a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Research Enhanced Core ETF and Columbia Research Enhanced Value ETF to the Registrant.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks and Performance Information are identical or substantially similar to those found in prior filings for Columbia Sustainable U.S. Equity Income ETF.

No fees are required in connection with the Post-Effective Amendment filing.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia ETF Trust I